UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  ABX AIR, INC.
                                  -------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    0080S101
                                    --------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 8 Pages

                                  SCHEDULE 13G

CUSIP No.  0080S101                                            Page 2 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SAGAMORE HILL CAPITAL MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
 Number of                                         789,132
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         789,132
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    789,132

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    1.35%

12       Type of Reporting Person (See Instructions)

                                    PN

                                  SCHEDULE 13G

CUSIP No.  0080S101                                            Page 3 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SAGAMORE HILL CAPITAL ADVISORS, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
 Number of                                         789,132
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         789,132
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    789,132

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    1.35%

12       Type of Reporting Person (See Instructions)

                                    OO

                                  SCHEDULE 13G

CUSIP No.  0080S101                                            Page 4 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  STEVEN H. BLOOM

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
 Number of                                         789,132
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         789,132
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    789,132

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    1.35%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                                               Page 5 of 8 Pages


Item 1(a)         Name of Issuer:

                  ABX Air, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  145 Hunter Drive, Wilmington, Ohio 45177

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Sagamore Hill Capital Management, L.P. ("Sagamore Hill Capital Management");

                  ii) Sagamore Hill Capital Advisors, LLC ("Capital Advisors"); and

                  iii) Steven H. Bloom ("Mr. Steven Bloom");

                  This statement relates to Shares (as defined herein) held for the account of the Sagamore Hill Hub Fund Ltd., a Cayman Islands corporation ("Hub Fund"). Pursuant to a portfolio management agreement, Sagamore Hill Capital Management serves as investment manager of the Hub Fund. The General Partner of Sagamore Hill Capital Management is Capital Advisors. Mr. Steven Bloom is the sole member of Capital Advisors.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 2 Greenwich Office Park, Greenwich, CT 06831.

Item 2(c)         Citizenship:

                  1) Sagamore Hill Capital Management is a Delaware limited partnership;

                  2) Capital Advisors is a Delaware limited liability company;
and

                  3) Mr. Steven Bloom is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common stock, par value $.01 per share (the "Shares").

Item 2(e)         CUSIP Number:

                  0080S101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                               Page 6 of 8 Pages

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  Each of Sagamore Hill Capital Management, Capital Advisors and Mr. Steven Bloom may be deemed the beneficial owner of 789,132 Shares held for the account of the Hub Fund.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of Sagamore Hill Capital Management, Capital Advisors and Mr. Steven Bloom may be deemed to beneficially own constitutes 1.35% of the total number of Shares outstanding (based upon information provided by the Issuer in a press release filed with a Form 8-K filed on January 6, 2004, the number of Shares outstanding was 58,270,000 as of January 5, 2004).

Item 4(c)         Number of shares as to which such person has:

Sagamore Hill Capital Management
(i)       Sole power to vote or direct the vote:                         789,132
(ii)      Shared power to vote or to direct the vote                           0
(iii)     Sole power to dispose or to direct the disposition of          789,132
(iv)      Shared power to dispose or to direct the disposition of              0

Capital Advisors
(i)       Sole power to vote or direct the vote:                         789,132
(ii)      Shared power to vote or to direct the vote                           0
(iii)     Sole power to dispose or to direct the disposition of          789,132
(iv)      Shared power to dispose or to direct the disposition of              0

Mr. Steven Bloom
(i)       Sole power to vote or direct the vote:                         789,132
(ii)      Shared power to vote or to direct the vote                           0
(iii)     Sole power to dispose or to direct the disposition of          789,132
(iv)      Shared power to dispose or to direct the disposition of              0

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Shares, check the following [X].

                                                               Page 7 of 8 Pages

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person:

                  The shareholders of the Hub Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Hub Fund in accordance with their ownership interests in the Hub Fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                               Page 8 of 8 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 21, 2004                SAGAMORE HILL CAPITAL MANAGEMENT, L.P.


                                       By: /s/ Steven H. Bloom
                                          -----------------------------------
                                          Steven H. Bloom
                                          President


Date:  January 21, 2004                SAGAMORE HILL CAPITAL ADVISORS, LLC


                                       By: /s/ Steven H. Bloom
                                           ---------------------------------
                                           Steven H. Bloom
                                           Sole Member


Date:  January 21, 2004                STEVEN H. BLOOM


                                       /s/ Steven H. Bloom
                                       -------------------------------------